                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K


       REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a - 16 AND 15d - 16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

AUGUST 7, 2001                                COMMISSION FILE NUMBER 001-11145

                               BIOVAIL CORPORATION
                 (TRANSLATION OF REGISTRANT'S NAME INTO ENGLISH)

             2488 DUNWIN DRIVE, MISSISSAUGA, ONTARIO L5L 1J9, CANADA
              (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES AND ZIP CODE)

       REGISTRANT'S TELEPHONE NUMBER, INCLUDING AREA CODE: (416) 285-6000



           INDICATE BY CHECK MARK WHETHER THE REGISTRANT FILES OR WILL
            FILE ANNUAL REPORTS UNDER COVER OF FORM 20-F OR FORM 40-F

                    Form 20-F  X                Form 40-F ___
                              ---

INDICATE BY CHECK MARK WHETHER FOR REGISTRANT BY FURNISHING THE INFORMATION CONTAINED IN THIS FORM IS ALSO THEREBY FURNISHING THE INFORMATION TO THE COMMISSION PURSUANT TO RULE 12g 3-2 (b) UNDER THE SECURITIES EXCHANGE ACT OF 1934.

                          Yes ___                    No  X
                                                        ---

                        BIOVAIL CORPORATION INTERNATIONAL
                                QUARTERLY REPORT


THIS REPORT OF FOREIGN ISSUER ON FORM 6-K IS INCORPORATED BY REFERENCES INTO THE REGISTRATION STATEMENT ON FORM S-8 OF BIOVAIL CORPORATION (REGISTRATION NO. 333-92229).


                           PART II - Other Information

99. A ON JULY 31, 2001, THE COMPANY ANNOUNCED SECOND QUARTER 2001 FINANCIAL RESULTS. THE PRESS RELEASE ISSUED BY THE COMPANY AND FILED WITH THE CANADIAN SECURITY ADMINISTRATORS AND STOCK EXCHANGES (NYSE / TSE) ATTACHED AS REFERENCE.

                 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                                          Biovail Corporation





August 7, 2001                                  By  /s/John R. Miszuk
                                                    -----------------
                                                John R. Miszuk
                                                Vice President, Controller

                                [GRAPHIC OMITTED]


                                               CONTACT: Ken Howling
                                                        Vice President Finance
                                                        (416) 285-6000

         FOR IMMEDIATE RELEASE:


             * BIOVAIL REPORTS RECORD SECOND QUARTER 2001 RESULTS *

            - Product sales revenue increased 176% for the quarter -
     - Second quarter diluted EPS of $0.30 increased 76% versus prior year adjusted EPS of $0.17 -
                 - Raising 2001 revenue and earnings guidance -
      - Cardizem(R)XL study analyzed and highly statistically significant results achieved -


                  TORONTO, Canada, July 31, 2001 - Biovail Corporation (NYSE, TSE:BVF) today reported record financial results for the three-month and six-month periods ending June 30, 2001. Total revenues for the second quarter of 2001 increased 105% to $133.5 million, compared with $65.2 million reported for the second quarter of 2000. Total revenues for the six months ended June 30, 2001 were $252.7 million reflecting an increase of $136.8 million or 118% over the six months ended June 30, 2000. Results were ahead of expectations primarily due to the resilience of the Cardizem(R) brands in the marketplace and strong sales of the Company's controlled-release generic product portfolio.

                  Net income increased 82% and was $44.1 million for the second quarter 2001 versus second quarter 2000 net income of $24.2 million. Net income for the six months ended June 30, 2001 of $73.3 million increased 87% versus $39.1 million for the prior year equivalent period excluding charges for an extraordinary item related to the early retirement of Senior Notes and the cumulative effect from the adoption of SAB 101. Second quarter 2001 diluted earnings per share increased 76% to $0.30 per share versus $0.17 per share for the second quarter 2000. For the six months ended June 30, diluted earnings per share increased 79% to $0.50 per share for 2001 versus $0.28 per share for 2000, excluding the charges outlined above.

                  Due to the resilience demonstrated by the Cardizem(R) brands, and the strong level of sales of the Company's controlled-release generic product portfolio, Biovail is revising upwards its previous level of revenue and earnings guidance. Biovail currently forecasts the following revenue and earnings per share ranges, excluding charges, for the balance of 2001.


                   --------------------------------------------------------------------------------------------
                              Q3 2001                       Q4 2001                         2001
                   --------------------------------------------------------------------------------------------
                     Revised        Previous         Revised        Previous        Revised        Previous
---------------------------------------------------------------------------------------------------------------
Total Revenues     $145 - $160     $135 - $150     $160 - $180     $150 - 170     $560 - $590     $540 - $570
($US Millions)
---------------------------------------------------------------------------------------------------------------
Diluted EPS        $0.35-$0.40     $0.30-$0.40     $0.45-$0.50     $0.40-$0.50    $1.25-$1.33     $1.23-$1.30
---------------------------------------------------------------------------------------------------------------



                  Also completed during the quarter were significant Phase III clinical trials involving Biovail's novel once-daily chronotherapeutic formulation of diltiazem. The results have demonstrated that the product, named Cardizem(R) XL, dosed at night, results in a highly significant statistical reduction in both diastolic blood pressure
         (DBP) and systolic blood pressure (SBP) between 6 a.m. and 12 noon compared to equivalent morning dosing. Dr. Joel Neutel, lead investigator for the Cardizem(R) XL Study and Chief of Clinical Pharmacology and Hypertension at the VA Medical Center in Long Beach California, commented, "This is the first time a study has demonstrated that a chronotherapeutic agent given at night results in clinically meaningfully and highly statistically significant reductions in blood pressure during the early morning period than the identical agent dosed in the morning. Cardizem(R) XL was shown to achieve peak efficacy between the hours of 6 a.m. and 12 noon which is desirable since this is when the greatest incidence of non-embolic strokes and myocardial infarctions occur."

                  Financial Results

                  Product sales revenue of $125.4 million increased 176% during the second quarter 2001 versus second quarter 2000 and increased 192% to $237.3 million for the first half of 2001 versus first half 2000 primarily due to sales of the Cardizem(R) line in North America, Tiazac sales in the US and sales of a number of branded products by Biovail Pharmaceuticals, Inc., the Company's US sales and marketing organization. Excluding product sales revenue associated with the acquisition of the Cardizem(R) brands and Biovail Pharmaceuticals, Inc., product sales revenue increased over 60% for the three months ended June 30, 2001.

                  Research and development revenues were approximately $2 million and $3.5 million for the second quarter and first half of 2001 respectively compared to 2000 levels of $16.6 million and $28.3 million respectively. The reduction in research and development revenues is due to the termination of Biovail's research and development arrangement with Intelligent Polymers Limited (IPL) at the end of September 2000.

                  Royalty and licensing revenue of $6.1 million and $11.9 million for the second quarter and first half of 2001 reflect increases in excess of 85% versus comparable 2000 levels primarily due to royalties associated with the sale of a Cardizem(R) product by a third party.

                  Gross margins were approximately 78% for the second quarter and first half of 2001 versus approximately 70% for the comparable 2000 periods. The improvement in gross margins was primarily due to sales of higher margin products such as the Cardizem(R) brands and a favourable sales mix. Sales of branded pharmaceutical products accounted for more than 60% of product sales revenue for both the second quarter and first half of 2001.

                  Research and development expenses were $13.9 million and $25.3 million for the second quarter and first half of 2001. Selling, general and administrative expenses for the second quarter and first half of 2001 of $34.9 million and $71.8 million reflect increases of 142% and 172% versus 2000 levels primarily due to the selling and marketing expenses associated with Biovail Pharmaceuticals, Inc. acquired in the fourth quarter 2000 and the amortization expenses associated with the acquisition of Biovail Pharmaceuticals, Inc. and the Cardizem(R) brands.

                  Operating income for second quarter 2001 increased to $57.1 million versus $23.2 million earned in the second quarter of 2000. Operating income was $101.5 million for the first half of 2001 versus $39.3 million for the first half of 2000.

                  Net interest expense was $9.7 million for the second quarter 2001 and approximately $22.2 million for the first half of 2001. The increase in net interest expense for the second quarter and first half of 2001 versus 2000 levels was primarily due to the convertible preferred securities issued in March of 2000 and advances made against the Company's revolving term credit facility established at the end of 2000. This facility was recently syndicated and was increased from $300 million to $400 million due to the favourable response received from the debt capital markets. The revolving term credit facility has received a BB- rating from Standard & Poors and a Ba3 rating from Moody's Investor Services.

                  Earnings before interest, taxes, depreciation and amortization (EBITDA) increased 157% to $71.1 million for the quarter ended June 30, 2001 versus $27.7 million for the equivalent prior year period. EBITDA increased 161% to $128.9 million for the first half 2001 versus $49.3 million for the first half of 2000 and operating cash flow was $137.4 million for the first half of 2001.

                  Eugene Melnyk, Chairman of the Board, commented, "Biovail continues to implement its strategic initiatives and therefore expand its business base. We currently enjoy excellent growth from the sales of our Tiazac brands, sales of our once-daily generic products, sales from the Cardizem(R) brands in North America, sales of branded pharmaceutical products in the Canadian market and sales from the recently acquired Biovail Pharmaceuticals, Inc. brands. Our focus continues to be on the execution of our revenue diversification and multi-stage growth strategies. We will continue to expand in the area of directly promoted branded pharmaceutical products that are both acquired and internally developed. The Cardizem(R) XL studies have been analyzed and we are excited by these results and the opportunity to bring this innovative, chronotherapeutic cardiovascular medication to the market next year."

                  The Company's conference call to review the second quarter and first half 2001 results will be broadcast live at 8:30 a.m. E.S.T. on the world wide web at www.biovail.com and a replay of the conference call will be available on this website shortly after the call.

                  Biovail Corporation is an international full-service pharmaceutical company, engaged in the formulation, clinical testing, registration, manufacture, sale and promotion of pharmaceutical products utilizing advanced drug delivery technologies.

                  "SAFE HARBOR" STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995.
                  TO THE EXTENT ANY STATEMENTS MADE IN THIS RELEASE CONTAIN INFORMATION THAT IS NOT HISTORICAL, THESE STATEMENTS ARE ESSENTIALLY FORWARD LOOKING AND ARE SUBJECT TO RISKS AND UNCERTAINTIES, INCLUDING THE DIFFICULTY OF PREDICTING FDA APPROVALS, ACCEPTANCE AND DEMAND FOR NEW PHARMACEUTICAL PRODUCTS, THE IMPACT OF COMPETITIVE PRODUCTS AND PRICING, NEW PRODUCT DEVELOPMENT AND LAUNCH, RELIANCE ON KEY STRATEGIC ALLIANCES, AVAILABILITY OF RAW MATERIALS, THE REGULATORY ENVIRONMENT, FLUCTUATIONS IN OPERATING RESULTS AND OTHER RISKS DETAILED FROM TIME TO TIME IN THE COMPANY'S FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION.

                             BIOVAIL CORPORATION
                        CONSOLIDATED BALANCE SHEETS
       IN ACCORDANCE WITH U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES
        (All dollar amounts are expressed in thousands of U.S. dollars)
                                 (Unaudited)




                                                                  JUNE 30       December 31
                                                                   2001            2000
                                                                -----------     -----------
ASSETS
CURRENT
Cash and cash equivalents                                       $    68,276     $   125,144
Accounts receivable                                                  88,377         105,850
Inventories                                                          39,156          24,108
Deposits and prepaid expenses                                         4,565           5,347
                                                                -----------     -----------
                                                                    200,374         260,449
Long-term investments                                                 2,413           1,561
Property, plant and equipment, net                                   76,712          52,541
Goodwill, net                                                        98,823         103,105
Intangible assets, net                                              647,945         667,431
Other assets, net                                                    20,900          22,180
                                                                -----------     -----------
                                                                $ 1,047,167     $ 1,107,267
                                                                -----------     -----------
                                                                -----------     -----------
LIABILITIES
CURRENT
Accounts payable                                                $    30,425     $    34,683
Accrued liabilities                                                  46,778          35,452
Income taxes payable                                                  9,899           6,711
Deferred revenue                                                     38,413          26,334
Current portion of long-term obligations                             95,923         182,564
                                                                -----------     -----------
                                                                    221,438         285,744
Deferred revenue                                                     25,500          27,900
Long-term obligations                                               174,487         256,180
Convertible Subordinated Preferred Equivalent Debentures            299,985         299,985
                                                                -----------     -----------
                                                                    721,410         869,809
                                                                -----------     -----------
SHAREHOLDERS' EQUITY
Common shares                                                       507,369         492,733
Warrants                                                              7,912           7,912
Deficit                                                            (188,550)       (261,819)
Accumulated other comprehensive loss                                   (974)         (1,368)
                                                                -----------     -----------
                                                                    325,757         237,458
                                                                -----------     -----------
                                                                $ 1,047,167     $ 1,107,267
                                                                -----------     -----------
                                                                -----------     -----------

                             BIOVAIL CORPORATION
                   CONSOLIDATED STATEMENTS OF INCOME (LOSS)
      IN ACCORDANCE WITH U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES
   (All dollar amounts except per share data are expressed in thousands of
                               U.S. dollars)
                                (Unaudited)


                                                      THREE MONTHS ENDED           SIX MONTHS ENDED
                                                            JUNE 30                     JUNE 30
                                                    -----------------------     -----------------------
                                                      2001          2000          2001          2000
                                                    ---------     ---------     ---------     ---------
REVENUE
Product sales                                       $ 125,398     $  45,384     $ 237,325     $  81,237
Research and development                                1,963        16,645         3,529        28,296
Royalty and licensing                                   6,143         3,135        11,877         6,413
                                                    ---------     ---------     ---------     ---------
                                                      133,504        65,164       252,731       115,946
                                                    ---------     ---------     ---------     ---------
EXPENSES
Cost of goods sold                                     27,534        13,538        54,088        24,573
Research and development                               13,913        13,942        25,320        25,708
Selling, general and administrative                    34,925        14,456        71,803        26,392
                                                    ---------     ---------     ---------     ---------
                                                       76,372        41,936       151,211        76,673
                                                    ---------     ---------     ---------     ---------
OPERATING INCOME                                       57,132        23,228       101,520        39,273
Interest income (expense), net                         (9,719)        2,383       (22,191)        2,117
                                                    ---------     ---------     ---------     ---------
Income before income taxes                             47,413        25,611        79,329        41,390
Provision for income taxes                              3,310         1,444         6,060         2,257
                                                    ---------     ---------     ---------     ---------
INCOME BEFORE EXTRAORDINARY ITEM AND CUMULATIVE
  EFFECT OF CHANGE IN ACCOUNTING PRINCIPLE             44,103        24,167        73,269        39,133
Extraordinary item                                       -             -             -          (20,039)
                                                    ---------     ---------     ---------     ---------
INCOME BEFORE CUMULATIVE EFFECT OF CHANGE IN
  ACCOUNTING PRINCIPLE                                 44,103        24,167        73,269        19,094
Cumulative effect of change in accounting principle      -             -             -          (43,500)
                                                    ---------     ---------     ---------     ---------
NET INCOME (LOSS)                                   $  44,103     $  24,167     $  73,269     $ (24,406)
                                                    ---------     ---------     ---------     ---------
                                                    ---------     ---------     ---------     ---------
BASIC EARNINGS (LOSS) PER SHARE
Income before extraordinary item and cumulative
  effect of change in accounting principle          $    0.33     $    0.19     $    0.55     $    0.31
Extraordinary                                            -             -             -            (0.16)
Cumulative effect of change in accounting principle      -             -             -            (0.34)
                                                    ---------     ---------     ---------     ---------
Net income (loss)                                   $    0.33     $    0.19     $    0.55     $   (0.19)
                                                    ---------     ---------     ---------     ---------
                                                    ---------     ---------     ---------     ---------
DILUTED EARNINGS (LOSS) PER SHARE
Income before extraordinary item and cumulative
  effect of change in accounting principle          $    0.30     $    0.17     $    0.50     $    0.28
Extraordinary item                                       -             -             -            (0.14)
Cumulative effect of change in accounting principle      -             -             -            (0.31)
                                                    ---------     ---------     ---------     ---------
Net income (loss)                                   $    0.30     $    0.17     $    0.50     $   (0.17)
                                                    ---------     ---------     ---------     ---------
                                                    ---------     ---------     ---------     ---------
WEIGHTED AVERAGE NUMBER OF COMMON SHARES
  OUTSTANDING (000s)
Basic                                                 132,297       129,530       132,037       127,550
                                                    ---------     ---------     ---------     ---------
                                                    ---------     ---------     ---------     ---------
Diluted                                               147,933       143,118       147,735       141,850
                                                    ---------     ---------     ---------     ---------
                                                    ---------     ---------     ---------     ---------

                             BIOVAIL CORPORATION
                   CONSOLIDATED STATEMENTS OF CASH FLOWS
       IN ACCORDANCE WITH U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES
        (All dollar amounts are expressed in thousands of U.S. dollars)
                                 (Unaudited)



                                                                      SIX MONTHS ENDED
                                                                           JUNE 30
                                                                ---------------------------
                                                                   2001            2000
                                                                -----------     -----------
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)                                               $    73,269     $   (24,406)
Depreciation and amortization                                        27,357          10,018
Amortization of discount on long-term obligations                     7,115            -
Deferred income taxes                                                 1,450            -
Compensation cost for employee stock options                            999            -
Extraordinary item                                                     -             20,039
Cumulative effect of change in accounting principle                    -             43,500
                                                                -----------     -----------
                                                                    110,190          49,151
Change in non-cash operating items                                   27,222         (38,959)
                                                                -----------     -----------
CASH PROVIDED BY OPERATING ACTIVITIES                               137,412          10,192
                                                                -----------     -----------
CASH FLOWS FROM INVESTING ACTIVITIES
Additions to property, plant and equipment, net                     (28,939)         (5,791)
Additions to intangible assets                                      (13,954)           -
Reduction in intangible assets                                       11,352             261
Acquisition of long-term investments                                   (209)         (2,285)
Maturity of short-term investments, net                                -              4,218
Proceeds from sale of assets held for disposal                         -             20,000
                                                                -----------     -----------
CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES                     (31,750)         16,403
                                                                -----------     -----------
CASH FLOWS FROM FINANCING ACTIVITIES
Issuance of common shares                                            13,617         102,822
Proceeds from the exercise of warrants                                   20            -
Repayments under revolving term credit facility                     (75,790)           -
Reduction in other long-term obligations                           (100,365)        (10,657)
Issuance of Convertible Subordinated Preferred Equivalent
  Debentures, net of financing costs                                   -            289,410
Repurchase of U.S. Dollar Senior Notes                                 -           (141,017)
Collection of warrant subscription receivable                          -              2,287
                                                                -----------     -----------
CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES                    (162,518)        242,845
                                                                -----------     -----------
Effect of exchange rate changes on cash and cash equivalents            (12)            (73)
                                                                -----------     -----------
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                    (56,868)        269,367
Cash and cash equivalents, beginning of period                      125,144         178,086
                                                                -----------     -----------
CASH AND CASH EQUIVALENTS, END OF PERIOD                        $    68,276     $   447,453
                                                                -----------     -----------
                                                                -----------     -----------